

January 30, 2013

Via E-Mail
Mr. Bruce N. Huff
Chief Financial Officer
Far East Energy Corporation
363 N. Sam Houston Parkway East, Suite 380
Houston, TX 77060

> Re: **Far East Energy Corporation**
> **Form 10-K for the Fiscal Year Ended December 31, 2011**
> **Filed March 13, 2012**
> **Response Letter Dated October 17, 2012**
> **File No. 0-32455**

Dear Mr. Huff:

We have reviewed your response letter and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

Form 10-K for Fiscal Year Ended December 31, 2011

Properties, page 42

Management's Discussion and Analysis of Financial Condition and Results of Operations, page 40

Overview, page 40

1. Your response to prior comment number three is unclear regarding your intentions as they relate to the disclosure of flared gas volumes as production. Please note that reported production volumes should not include flared gas. See Instruction 2 to Item 1204 of Regulation S-K.

2.   Your response to prior comment three suggests that your reserve disclosure on page 77 may include quantities of gas expected to be flared. If that is the case, revise your disclosure on page 77 to include only reserves quantities anticipated to be economically producible. Refer to ASC 932-10-20.

Critical Accounting Policies, page 48

Oil and Gas Reserve Quantities, page 49

3.   We note your response to prior comment four which indicates your long-term production participation plan liability is zero. As previously requested, describe the nature of this liability, specify how it is calculated and to whom you would be obligated to make related payments.

Note 1. Summary of Significant Accounting Policies, page 58

4.   We note your responses to comments five and six which indicates that you have experienced delays in collecting certain accounts receivable from CUCBM because of delays in reconciling certain administrative procedures among Shanxi provincial authorities, CUCBM and SPG. Please tell us the nature of the disputes and specify the amounts of the disputed receivables and indicate how long they have been in arrears. In addition, please clarify if you have recorded any receivables subsequent to December 31, 2011 where payment has been delayed due to reconciling certain administrative procedures among Shanxi provincial authorities, CUCBM and SPG.

5.   Send us an aging of your accounts receivable as of both December 31, 2011 and September 30, 2012. The aging should show initial billing amount and date, payment terms, subsequent collections or adjustments, and net amounts outstanding.

Supplemental Oil and Gas Reserve Information (Unaudited), page 76

Proved Oil and Gas Reserves, page 77

6.   We note your response to prior comment seven. Please tell us and disclose the type and nature of your capitalized intangible proved property. Refer to ASC 932-360-35-7 and clarify if you have significant development costs incurred in connection with a planned group of development wells before all of the planned wells have been drilled.

Engineering Comments

Shouyang PSC, page 11

7.   In comment 11 of our September 25, 2012 letter, we asked that you amend your document to "…explain the requirements you must fulfill in order to obtain such [Chinese reserve] certification." Your proposed new disclosure is "We are in the process of obtaining the necessary certifications to support the request for a long-term development license." Please expand this to explain the agenda of actions required of you to obtain this certification.

Properties, page 32

Undeveloped Acreage, page 32

8.   We note your response to prior comment number 12. Revise your disclosure to provide additional detail regarding the remaining terms of your leases and concessions. As an example, consider expanding the table on page 32 to present material acreage that will expire in each of the next three years and a summary of the actions that are necessary on your part to avert expiration. Address whether you have claimed proved undeveloped reserves on such acreage.

Reserves, page 33

9.   In our prior comment 15, we asked that you reconcile the $6.35/MCF gas price disclosed here with the $7.04/MCFG price used in the standardized measure and the third party reserve report. In part, you presented "Gross Revenues" as $384.3 million, "Net Revenues" as $351.9 million and corrected the resultant $6.45/MCFG price [=$351.9 million/54,599 MMCFG] for the different temperature standard to $6.35/MCFG. Please tell us the reasons for the difference between the "Gross Revenue" and "Net Revenue" figures here. If this is due to the 7.5% revenue share due to CUCBM – from your prior response two - explain the reasons that the CUCBM's share is not removed from the gross figures here and in the standardized measure. Refer to FASB ASC paragraph 932-235-50-4.

Preparation of Reserve Estimates, page 34

10.   In part, your response 19 states "ConocoPhillips' interest is a 3.5% economic interest in revenues received from the sale of production of coalbed methane gas from the Shouyang block before deduction of costs and is payable by Far East, not an entitlement to production in-kind." We cannot agree with your position. Entitlement to production in-kind is not a necessary condition for an overriding royalty share of production revenues. Refer to FASB ASC paragraph 932-235-50-24.

<u>Management's Discussion and Analysis of Financial Condition and Results of Operations, Page 40</u>

11.   Your responses 20 and 21 indicate that your natural gas production for the first six months of 2012 was 105 MMCF while your third party reserve report projected 314 MMCFG for the same period. Please explain the reasons for this shortfall, the effects on your disclosed reserve estimates and the remedies you plan to adopt.

<u>Supplemental Oil and Gas Reserve Information (Unaudited), page 76</u>

<u>Standardized Measure of Discounted Future Net Cash Flows, page 78</u>

12.   Please explain the reasons that the standardized measure presents the estimated undiscounted future net cashflow as $182.5 million and your third party reserve report presents it as $160.1 million.

       You may contact John Cannarella at (202) 551-3337 if you have questions regarding comments on the financial statements and related matters. You may contact Ronald M. Winfrey at (202) 551-3704 regarding engineering comments. Please contact me at (202) 551-3489 with any other questions.

                                        Sincerely,

                                        /s/ Brad Skinner

                                        Brad Skinner
                                        Senior Assistant Chief Accountant